04 APR -7 AM 7:21

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

04024179

SUPPL

Date, 31st March 2004

Re: ***Washtec AG***
Exemption Number: 82-04888

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **March 25th, 2004** concerning " WashTec AG: Preliminary figures for 2003 and our press release of **March 31st, 2004** concerning "Management change at WashTec AG".

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999.*

Sincerely,

WashTec AG
(secretary)

Christine Baisley

dlw 4/8

WashTec

Ad Hoc

WashTec AG: Preliminary figures for 2003

Augsburg, March 25, 2004 - According to preliminary figures, the WashTec Group increased its sales slightly by 2.4 percent to EUR 241.1 million in 2003 and maintained its position as the European market leader in car washes.

The focus during the past fiscal year was on an extensive restructuring programme, whose effects are clearly reflected in the Group's earnings figures. The one-time effects related to the reorganisation amounted to EUR 24.3 million.

Earnings before interest and taxes (EBIT) amounted to EUR –15.7 million in 2003, compared to EUR –7.5 million in the previous year. EBIT adjusted for one-time effects amounted to EUR 9.5 million in 2003, after EUR 3.5 in the previous year.

The reorganisation initiated in early 2003 is proceeding according to plan. The most important measures included the termination of the process and train wash technology activities, the cost-optimisation of sales and service structures and the concentration of the production sites. With the implemented measures WashTec has successfully laid the basis for the turnaround in 2004.

For fiscal 2004, the company expects positive earnings.

The Executive Board

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. 0821/55 84-0
Fax 0821/55 84-12 04

Vorstand:
Johannes Kehr (Sprecher)
Sabine Decker
Thorsten Krüger
Jürgen Lauer

Aufsichtsratsvorsitzender:
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg

Ad-hoc release

Management change at WashTec AG

Now that the reorganisation of the WashTec Group has largely been completed, Johannes Kehr will return to the Supervisory Board on April 1, 2004. In accordance with Section 105 paragraph 2 of the German Stock Corporation Act, he had been delegated to the company's Executive Board, where he served as Speaker and was responsible for the restructuring programme as well as for Service and later also for Sales.

At her own request, Board member Sabine Decker resigns from the Executive Board with effect from March 31, 2004 to fulfil other functions.

Against the background of the expected positive earnings performance of the WashTec Group, the Supervisory Board has decided to reduce the size of the Executive Board. Thorsten Krüger, the member in charge of Technology, will serve as new Speaker and additionally be responsible for Sales and Marketing. Jürgen Lauer, the member in charge of Finance, will also assume responsibility for Service.

The Executive Board
Augsburg, March 31, 2004

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. 0821/55 84-0
Fax 0821/55 84-12 04

Vorstand:
Johannes Kehr (Sprecher)
Sabine Decker
Thorsten Krüger
Jürgen Lauer

Aufsichtsratsvorsitzender:
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg